UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 5, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 5, 2023, Arrival (the “Company”) issued a press release reflecting its receipt of a Notification of Non-Compliance with Listing Rule 5250(c)(1) from Nasdaq as a result of the Company’s delay in filing its Form 20-F. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated May 5, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

Dated: May 5, 2023